# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM C

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

*Name of Issuer:*

Realtyna Inc.

*Legal status of Issuer:*

*Form:*

Corporation

*Jurisdiction of Incorporation:*

Delaware

*Date of Incorporation :*

April 8, 2011

*Physical Address of Issuer:*

200 Continental Drive, 401, Newark, DE 19713, United States

*Website of Issuer:*

https://realtyna.com

*Name of Intermediary through which the Offering will be Conducted:*

OpenDeal Portal LLC dba Republic

***CIK Number of Intermediary:***

0001751525

***SEC File Number of Intermediary:***

007-00167

***CRD Number of Intermediary:***

283874

***Name of qualified third party "Escrow Agent" which the Offering will utilize:***

Prime Trust, LLC

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:***

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the intermediary.

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:***

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

***Type of Security Offered:***

Crowd SAFE (Simple Agreement for Future Equity)

***Target Number of Securities to be Offered:***

25,000

***Price (or Method for Determining Price):***

$1.00

***Target Offering Amount:***

$25,000

***Oversubscriptions Accepted:***

☑ Yes

☐  No

*Oversubscriptions will be Allocated:*
☐  Pro-rata basis
☐  First-come, first-served basis
☑  Other: At the Company's discretion

*Maximum offering amount (if different from Target Offering Amount):*

$1,070,000

*Deadline to reach the Target Offering Amount:*

April 30, 2021

**If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

*Current Number of Employees:*

0

|  | Most recent fiscal year-end (2019) | Prior fiscal year-end (2018) |
|---|---|---|
| **Total Assets** | $207,363 | $333,026 |
| **Cash & Cash Equivalents** | $7,363 | $83,026 |
| **Accounts Receivable** | $0 | $0 |
| **Short-term Debt** | $214,690 | $165,070 |
| **Long-term Debt** | $7,041 | $0 |
| **Revenues/Sales** | $999,699 | $689,411 |
| **Cost of Goods Sold\*** | $857,897 | $611,011 |
| **Taxes Paid** | $0 | $0 |
| **Net Income** | $(182,324) | $7,200 |

**\***Represents Cost of Revenues

***The jurisdictions in which the issuer intends to offer the securities:***
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North

Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, and Wyoming.

# December 30, 2020

## REALTYNA INC.



### Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

Realtyna Inc. ("**Realtyna Inc.**", "**Realtyna**" the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

| | Price to Investors | Service Fees and Commissions (1)(2) | Net Proceeds |
|---|---|---|---|
| **Minimum Individual Purchase Amount (3)** | $250 | $15.00 | $235.00 |

| | | | |
|---|---|---|---|
| **Target Offering Amount** | $25,000 | $1,500 | $23,500 |
| **Maximum Offering Amount** | $1,070,000 | $64,200 | $1,005,800 |

(1)     This excludes fees to Company's advisors, such as attorneys and accountants.

(2)     In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)     The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU

SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**1933 Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C;

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies;

(7) Has been organized and has had operations for at least six months prior to the commencement of the Offering; and

(8) Has complied with the requirements in section 4A(b) of the 1933 Act (15 U.S.C. 77d-1(b)) and the related requirements in this part with respect to any securities previously sold in reliance on section 4(a)(6) of the 1933 Act.

**Bad Actor Disclosure**

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

**Ongoing Reporting**

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at http://realtyna.com/investors

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

**Updates**

Updates on the status of this Offering may be found at: https://www.republic.co/realtyna

The date of this Form C is December 30, 2020.

TABLE OF CONTENTS

## ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-

looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

# SUMMARY

*The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."*

## The Company

Realtyna Inc., a real estate technology company focused on real estate web applications and solutions, was incorporated in Delaware. The Company was initially formed as a limited liability company in Delaware on April 8, 2011, and subsequently converted to a corporation on May 28, 2020.

The Company is located at 200 Continental Drive, 401, Newark, DE 19713, United States.

The Company's website is https://realtyna.com.

The Company conducts business in all 50 states of the United States of America, Canada (total constituting 85% of the business) and around the world, and sells products and services through the internet throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/realtyna and is attached as <u>Exhibit B</u> to this Form C.

## The Offering

| | |
|---|---|
| **Minimum Amount of the Securities Offered** | 25,000 |
| **Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)** | 25,000* |
| **Maximum Amount of the Securities Offered** | 1,070,000 |
| **Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)** | 1,070,000* |
| **Price Per Security** | $1.00 |
| **Minimum Individual Purchase Amount** | $250 + |
| **Offering Deadline** | April 30, 2021 |
| **Use of Proceeds** | See the description of the use of proceeds on page 23 hereof. |

| | |
|---|---|
| **Voting Rights** | See the description of the voting rights on page 36. |

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

# RISK FACTORS

*Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

**Risks Related to the Company's Business and Industry**

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

***COVID-19 has had an effect on our business operations.***

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020 and into the future due to COVID-19, the Company's operations have been adversely affected. The Company had to transition its entire team in order to work-from-home efficiently and the transition involved unwarranted expenses and other issues. The Company develops real estate web applications and solutions for agents, brokers and agencies in real estate industry. The real estate industry has been negatively affected by COVID-19 in the past few months due to social distancing protocols in place and fewer buyers and sellers entering the market. Since the Company is intricately related to the real estate industry, if COVID-19 cases do not drop in the next year, or the rules imposed by state governments get more stringent, thereby adversely affecting the real estate industry further, it could adversely affect the Company's operations and revenue.

***The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.***

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

***We depend on the real estate industry, and changes to that industry, or declines in the real estate market or increases in mortgage interest rates, could reduce the demand for our products and services.***

Our financial results significantly depend on real estate shoppers using our services. Real estate shopping patterns depend on the overall health of the real estate market. Changes to the regulation of the real estate industry, including mortgage lending, may negatively impact the prevalence of home ownership and the ability of market participants to close transactions. Changes to the real estate industry, declines in the real estate market or increases in mortgage interest rates could reduce demand for our services. Real estate markets also may be negatively impacted by a significant natural disaster, such as earthquake, fire, flood or other disruption. In addition, real estate, rental, and mortgage professionals are subject to comprehensive federal, state, and local laws and regulations which may cause them to significantly alter, decrease, or terminate their purchase of our products and services. Seasonality, micro- and macroeconomic factors, government regulation, and other similar factors may decrease consumer usage as well as sales to our advertisers and other customers, which could harm our results of operations and financial condition.

***We may not be able to maintain or establish relationships with data providers, which could limit the information we are able to provide to our users and impair our ability to attract or retain users.***

We obtain real estate data, such as sale transactions, property descriptions, tax-assessed value and property taxes paid, under licenses from third-party data providers. We use this data to enable the development, maintenance and improvement of our information services and our living database of homes. We have invested significant time and resources to develop proprietary algorithms, valuation models, software and practices to use and improve on this specific data. We may be unable to renew our licenses with these data providers, or we may be able to do so only on terms that are less favorable to us, which could harm our ability to continue to develop, maintain and improve these information services and could harm our business, results of operations and financial condition.

***We face competition to attract consumers to our mobile applications and websites, which could impair our ability to continue to grow the number of users who use our mobile applications and websites, which would harm our business, results of operations and financial condition.***

Our success depends on our ability to continue to attract additional consumers to our mobile applications and websites. Our existing and potential competitors include companies that operate, or could develop, national and local real estate, rental, mortgage and home improvement websites. These companies could devote greater technical and other resources than we have available, have a more accelerated time frame for deployment and leverage their existing user bases and proprietary technologies to provide products and services that consumers might view as superior to our offerings. Any of our future or existing competitors may introduce different solutions that attract consumers or provide solutions similar to our own but with better branding or marketing resources. If we are not able to continue to grow the number of consumers who use our mobile applications and websites, our business, results of operations and financial condition would be harmed.

***Our fraud detection processes and information security systems may not successfully detect all fraudulent activity by third parties aimed at our employees or users of our mobile applications and websites, which could adversely affect our reputation and business results.***

Third-party actors may attempt in the future, to conduct fraudulent activity by engaging with users of our mobile applications and websites by, for example, attempting to solicit personal information or money from users, and by engaging with our employees by, for example, making fake requests for transfer of funds. Though we might have taken other measures to identify fraudulent activity on our mobile applications, websites and internal systems, we may not be able to detect and prevent all such activity. Similarly, the third parties we use to effectuate these transactions may fail to maintain adequate controls or systems to detect and prevent fraudulent activity. Persistent or pervasive fraudulent activity may cause users and advertisers to lose trust in us and decrease or terminate their usage of our products and services, or could result in financial loss, thereby harming our business and results of operations.

***We may face potential difficulties in obtaining capital.***

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

***We may not have enough authorized capital stock to issue shares of capital stock to investors upon the conversion of any convertible security, including the Securities, into shares of our capital stock.***

Currently, our authorized capital stock consists of 100,000 shares of common stock, all of which are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized capital stock to be able to obtain funding by issuing shares of our capital stock, or securities convertible into shares of our capital stock. We may also not have enough authorized capital stock to issue shares of capital stock to investors upon the conversion of any convertible security, *including the Securities*, into shares of our capital stock.

***We may implement new lines of business or offer new products and services within existing lines of business.***

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract

5

clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***We rely on other companies to provide components and services for our products.***

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

***We rely on various intellectual property rights, including trademarks, in order to operate our business.***

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert

management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.***

In particular, we are dependent on Ali Attar, our Chief Executive Officer, and Ghazal Abadi Naeini, our Chief Technology Officer. The Company has or intends to enter into employment agreements with Ali Attar and Ghazal Abadi Naeini, however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time The loss of Ali Attar, Ghazal Abadi Naeini or any executive officer could harm the Company's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.***

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious

7

software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

8

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***

We are also subject to a wide range of federal, state, and local laws and regulations, that include, but are not limited to, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

**Risks Related to the Offering**

***State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.***

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

***The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.***

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.***

The securities being offered have not been registered under the 1933 Act, in reliance, among other exemptions, on the exemptive provisions of Section 4(a)(2) of the 1933 Act and Regulation D under the 1933 Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the 1933 Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the 1933 Act or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

***Neither the Offering nor the Securities have been registered under international securities laws, leading to an absence of certain regulation applicable to the Company.***

The securities being offered have not been registered under any international securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under any international or non-U.S. securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company

10

could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

***The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.***

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.***

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

***The Company has the right to extend the Offering Deadline.***

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

***The Company may end the Offering early.***

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

***The Company has the right to conduct multiple closings during the Offering.***

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example,

if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

**Risks Related to the Securities**

*The Securities will not be freely tradable under the 1933 Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the 1933 Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

*Certain Investors will receive additional rights related to the Crowd SAFE due to the size of their investment commitment.*
Those Investors who, together with affiliates, purchase a Crowd SAFE with an aggregate face value of above $50,000, will have the right to participate in future offerings of the Company's capital stock. This right is not shared by all Investors and may cause certain Investors to be able to maintain their position within the Company's capitalization or receive dividend distributions in manners and at time other Investors cannot.

*Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.*

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

*Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.*

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be

guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

***Investors will not be entitled to any inspection or information rights other than those required by law.***

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

***Investors will be unable to declare the Security in "default" and demand repayment.***

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

***The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.***

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

***Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.***

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

***Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.***

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

***There is no present market for the Securities and we have arbitrarily set the price.***

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

***In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.***

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means

that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

***While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.***

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

***There is no guarantee of a return on an Investor's investment.***

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

**BUSINESS**

**Description of the Business**

Realtyna is a real estate technology company that was established in 2011. We develop real estate web applications and solutions for real estate agents, brokers and agencies. Our mission statement: "To be recognized and trusted in the Real Estate industry as a top-notch technology provider, by developing the most advanced and cost-effective Real Estate applications and services."

**Business Plan**

The Company plans to invest in boosting the current growth, both in terms of product and marketing. The Company is working on releasing a new product (RealtyFeed) which can optimize the Company's market segmentation.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| Realtyna WPL | WordPress application for real estate market | U.S., E.U. |
| RealtyFeed Network | Social network for real estate market | U.S., E.U. |
| Organic Multiple Listing Service ("**MLS**") Integration | MLS integration for real estate agents in North America | U.S., Canada |
| CRM Add-On light | Adds property inquiry form and track your lead activities, visited properties, and many more in addition to lead generation & lead management system. Lite version supports up to 5 agents. | U.S., E.U. |
| SMS Add-On | Using this add-on, automatic notifications like saved searches, new properties, new property inquiries, new visit requests etc. will be sent to the agents and leads to mobile phones. | U.S. |
| Membership Add-On | Empower a WordPress real estate website with an advanced membership system for WPL, with force registration feature, front-end property submission and many more. | U.S., E.U. |
| School info Add-On | Displays nearby schools on user's real estate website, adds | U.S., Canada |

17

| | value to content, improves website's visitor experience, each property page gets its own data. | |
|---|---|---|
| Android App | A professional real estate app, custom branded and totally integrated to WPL-based website. | U.S., E.U. |
| iOS App | A professional real estate app, custom branded and totally integrated to WPL-based website. | U.S., E.U. |
| API Plugin | Realtyna's API plugin allows users to interface with the WPL platform for your own development. | U.S., E.U. |
| TV App | Sends listings to smart TVs. | E.U. |
| Property Analytics Add-On | Showing the analytic charts of the property. | U.S. |
| Demographic Add-On | Draws and defines regions on the map for different demographic status. Census.org information is pre-filled in the add-on for U.S. users showing median income, average home value and population of each zip code. | U.S., Canada |
| Neighborhood Add-On | Defines hierarchical neighborhoods and community pages using this add-on, provide more information about the area and assign certain listings to respective neighborhood. | U.S., Canada |
| Complex Add-On | Adds building complexes and projects to the website, shows floor plans and assign properties to them. Each complex will have its own details page along with the list of properties located in that complex. | U.S., Canada |

| | | |
|---|---|---|
| Webmastering Service | Realtyna® with its highly trained and experienced webmasters is here to help you with your website technical tweaks. | U.S., E.U. |
| Tags Add-On | This add-on enables the user to add new set of tags, choose the style, and set them on. The user can create landing pages showing all properties with a specific tag. | U.S., E.U. |
| Mortgage Add-On | By adding a mortgage calculator to the user's website and letting leads find out how much they should pay monthly considering tax, insurance, loan, etc., helps leads make their decision easier. | U.S. |
| MLS Agent ID Mapping | Automatically maps MLS listings to the right agent. | U.S. |
| Agent Shared Business | Displays more than one agent on the listings details page and PDF Flyer. | U.S. |
| Optimizer Add-On | Speed up WordPress Real Estate website via an advanced optimizer add-on for WPL. | U.S., E.U. |
| Review Add-On | Allow users to rate and write reviews for properties, complexes and neighborhoods. It helps users manage ratings and help leads find their desired property easier. | U.S., E.U. |
| Booking and Calendar Add-On | This add-on includes availability calendar add-on and booking system, which enables the customers to book the vacation rental properties directly through the website. | U.S., E.U. |

| WPL Data Importer | With this add-on you can import numerous listings at once, in CSV and/or XML Data Feeds to WPL. This importer supports multiple data sources at the same time. | U.S., E.U. |
|---|---|---|
| Exporter Add-On | Exports properties and agents in CSV, XML and JSON formats. Supports Zillow & Trulia data. | U.S., E.U. |
| Calendar Add-On | Availability info on the calendar for vacation rental listings. | U.S., E.U. |
| Booking Add-On | This add-on enables the customers to book vacation rental properties directly through the website. | U.S., E.U. |
| Market Reports | Identifies market & user trends with analytics and reporting | U.S., E.U. |
| Brokerage Add-On | Manages and oversees brokerage. | U.S., E.U. |

**Competition**

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors. The following is a list of some of our competitors (names included are trade names): IDX Broker, BoomtownROI, Placester, and Remine. All of the above listed have unique products and offer different services for building websites.

Placester and IDX broker are not that active on social media and blogs, but recently have come up with a new toolkit - Placester with a codeless and on-demand, and IDX broker with a new market report feature.

**Customer Base**

We sell our products to the professionals in the industry brokers and agents. Now with Realtyfeed, a virtual collaborative platform for the real estate industry, we interconnect all players; realtors, brokerages, MLS providers, landlords/For Sale By Owners and tenants as well as buyers.

**Supply Chain**

The Company relies on MLS providers for property listings, however, our software supports stand-alone listings as well. Our client base consists of licensed real estate agents and brokers throughout the U.S. to deliver these services.

**Intellectual Property**

**Trademarks**

| Application or Registration # | Mark | Description | Goods/services | File Date | Grant Date | Country |
|---|---|---|---|---|---|---|
| 88654464 | BETTER CONNECTED | Social networking services in the field of real estate provided via a website; On-line social networking services; Online social networking services; Online social networking services in the field of real estate; Online social networking services in the field of real estate provided via a website; Online social networking services provided through a community website; Providing on-line computer databases and on-line searchable databases in the field of social networking. | IC 045 | October 15, 2019 | March. 24, 2020 | USA |

**Governmental/Regulatory Approval and Compliance**

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

**Litigation**

The Company is not subject to any current litigation or threatened litigation.

## USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

| Use of Proceeds | % of Minimum Proceeds Raised | Amount if Minimum Raised | % of Maximum Proceeds Raised* | Amount if Maximum Raised |
|---|---|---|---|---|
| Intermediary Fees | 6.00% | $1,500 | 6.00% | $64,200 |
| Estimated Attorney Fees | 2.00% | $500 | 2.00% | $21,400 |
| Estimated Accountant/Auditor Fees | 2.00% | $500 | 2.00% | $21,400 |
| General Marketing | 20.00% | $5,000 | 20.00% | $214,000 |
| Research and Development | 13.00% | $3,250 | 13.00% | $139,100 |
| Google map API | 17.00% | $4,250 | 17.00% | $181,900 |
| Amazon Cloud Services | 20.00% | $5,000 | 20.00% | $214,000 |
| MLS Vendors | 20.00% | $5,000 | 20.00% | $214,000 |
| **Total** | **100.00%** | **$25,000** | **100.00%** | **$1,070,000** |

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

Research and Development: The Company plans on using the proceeds on research and product development, and hiring additional developers to improve its platform, applications and technology.

General Marketing: The Company will invest marketing funds across new customer acquisition, digital marketing, co-marketing agreements, and content creation efforts as well as Google ads and other platforms.

Google Map API: The investment under this heading will go towards its hosting costs, API services, and tools such as Google API Maps . This will allow us to operate efficiently and better scale improve our infrastructure.

Amazon Cloud Services: The investment will go towards Amazon Cloud Services which are essential for running the platform and providing on-demand cloud computing platforms and APIs.

MLS Vendors: The investment will go towards MLS vendors for their listings for the platform.

## DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Ali Attar | Chief Executive Officer, Director | Realtyna Inc. (April 2011 – Present): Shaping new products and managing business teams. | National University of Singapore under Universitas 21, Computer Engineering (2006; not completed) |
| Ghazal Abadi Naeini | Chief Technology Officer, Director | Realtyna Inc. (April 2011 – Present): Technical Leadership | Isfahan University of Technology, Electrical Engineering (2001) |

**Indemnification**

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company does not currently have any employees.

# CAPITALIZATION, DEBT AND OWNERSHIP

**Capitalization**

The Company's authorized capital stock consists of 100,000 shares of common stock, par value $0.01 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 100,000 shares of Common Stock will be issued and outstanding.

*Outstanding Capital Stock*

As of the date of this Form C, the Company's outstanding capital stock consists of:

| Type | Common Stock |
|---|---|
| **Amount Outstanding** | 100,000 |
| **Par Value Per Share** | $0.01 |
| **Voting Rights** | 1 vote per share |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may decide to issue more shares which may dilute the Security |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 100% |

*Outstanding Options, Safes, Convertible Notes, Warrants*

As of the date of this Form C, the Company has no additional securities outstanding.

**Outstanding Debt**

As of the date of this Form C, the Company has the following debt outstanding:

| Type | Revenue Share Agreement with Clear Finance Technology Corporation |
|---|---|
| **Date of Agreement** | October 2, 2019 |
| **Purchase Price** | $90,576.99 |
| **Amount to be Repaid** | $98,389.49* |
| **Amount Outstanding** | $6,640.67** |
| **Revenue Sharing Percentage** | 17.50%*** |
| **Maturity Date** | N/A**** |

\* According to the agreement, if the Company generates less revenue than expected, the Company could pay the lender less than this amount. However, the agreement does not specify how any lower amount to be repaid would be calculated.
** The amount outstanding is as of December 29, 2020.
*** The Revenue Sharing Percentage began upon the date of the agreement. There was no applicable revenue threshold or other tipping point, i.e. the point when the Company would begin payment.
**** The agreement is outstanding until paid back in full.

| Type | Uncollateralized Loan from Ali Attar |
|---|---|
| **Amount Outstanding** | $165,070 |
| **Interest Rate and Amortization Schedule** | None |
| **Description of Collateral** | None |
| **Other Material Terms** | None |
| **Maturity Date** | None |

**Ownership**

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Amount and Type or Class Held | Percentage Ownership |
|---|---|---|
| Ali Attar | 50,001 shares of common stock. | 50.001% |
| Ghazal Abadi Naeini | 49,999 shares of common stock. | 49.999% |

# FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

## Operations

Realtyna Inc. (the "**Company**") was incorporated on April 8, 2011 under the laws of the State of Delaware, and is headquartered in Newark, Delaware.

## Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $7,363 and $83,026 of cash on hand, respectively.

As of December 17, 2020 the Company had an aggregate of $29,550 in cash and cash equivalents, leaving the Company with an approximate runway of 12 months.

## Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy. Specifically, we plan on developing extra phases of RealtyFeed Project. - Hiring more developers with expertise in the field of artificial intelligence and machine learning. Offering will help us to develop our new project "RealtyFeed" further and offer it to the real estate industry sooner.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering (and the loans specified in this Form C).

Member contributions: The Company has only two shareholders, Ali Attar and Ghazal Abadi Naeni (the "*Founders*"), as mentioned in this Form C, and prior to its conversion into a corporation in May 2020, had only two members i.e. the Founders. As of December 31, 2019 and 2018, the Founders of the Company had contributed their salary, a total amount of $249,200, into the Company for which the Founders did not receive any securities.

## Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

## Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

## Material Changes and Other Information

The Company was initially formed as a Delaware limited liability company on April 8, 2011 and subsequently converted into a Delaware corporation on May 28, 2020. The Company follows Real Estate Standard Organization ("**RESO**") guidelines and is an approved member of RESO.

The Company is planning on raising capital through series round A in the future when the Company reaches 50,000 users.

*Trends and Uncertainties*

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

**Previous Offerings of Securities**

We have made no issuances of securities within the last three years:

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Maximum Target Amount of this Offering, and the counterparty is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

| Type | Uncollateralized Loan from Ali Attar |
|---|---|
| **Amount Outstanding** | $165,070 |
| **Interest Rate and Amortization Schedule** | None |
| **Description of Collateral** | None |
| **Other Material Terms** | None |
| **Maturity Date** | None |

31

# THE OFFERING AND THE SECURITIES

## The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2020 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $250, which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be placed into escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary's platform. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and will provide notice of such closing to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive

Securities via electronic certificate/PDF in exchange for their investment as soon as practicable thereafter.

In the event two-times the Target Amount is reached prior to the Offering Deadline, or such earlier time the Company designates pursuant to Reg. CF Rule 304(b), the Company may conduct the first of multiple closings of the Offering early, provided that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investment commitments that are committed and fully funded on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than five (5) business days remaining before the Offering Deadline as of the date of such the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there will be at least five (5) business days remaining before the Offering Deadline as of the date of such Subsequent Closing.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

**PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.**

**The Securities**

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

*Transfer Agent and Registrar*

The Company will act as transfer agent and registrar for the Securities.

*Not Currently Equity Interests*

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

***Dividends***

The Securities do not entitle Investors to any dividends.

***Conversion***

Upon each future equity financing resulting in proceeds to the Company of not less than $7,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

*Conversion Upon the First Equity Financing*

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $20,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80.00%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

*Conversion After the First Equity Financing*

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

*Conversion Upon a Liquidity Event Prior to an Equity Financing*

In the case of the initial public offering of the Company's Common Stock (the "**IPO**") or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $20,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; and (z) convertible promissory notes.

In connection with the Cash Out Option, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

*Conversion Upon a Liquidity Event Following an Equity Financing*

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

*Pro-Rata Rights of Major Investors*

Certain Investors of the Securities will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds. Investors that make investments of $50,000 or greater in the Offering (such Investors, the "**Major Investors**") will gain the right to continue investing in the Company and avoid dilution while others will not. Major Investors will have the right to participate in new securities offerings unless the securities (i) are issued as a dividend or distribution on outstanding securities, (ii) are issued upon the conversion or exercise of outstanding securities, (iii) are issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's board of directors, (iv) are issued pursuant to the acquisition of another corporation or its assets, or (v) up to one million dollars ($1,000,000), of such securities,

are issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

### *Dissolution*

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

### *Termination*

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

### *Voting and Control*

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

### *Anti-Dilution Rights*

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company. For the anti-dilution rights of Major Investors, please see the section titled "*Pro-Rata Rights of Major Investors*", above, and the Crowd SAFE agreement.

### *Restrictions on Transfer*

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the 1933 Act; (3) as part of an IPO; or

(4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

### *Other Material Terms*

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

## COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

### Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

## TAX MATTERS

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT**

**IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

## LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

## DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

## ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their

representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ _____
(Signature)

Ali Attar
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ _____
(Signature)

Ali Attar
(Name)

Director
(Title)

12/30/2020
(Date)

/s/ Ghazal Abadi Naeini
(Signature)

Ghazal Abadi Naeini
(Name)

Director
(Title)

40

12/30/2020
_____
(Date)

*Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

# **EXHIBITS**

EXHIBIT A: Financials
EXHIBIT B: Offering Page
EXHIBIT C: Form of Security
EXHIBIT D: Video Transcript

# <u>EXHIBIT A</u>

*Financial Statements*

# John A Gacinski CPA

ANCIENT OF DAYS ADVISORS INC.

To the Manager & Members of Realtyna L.L.C.:

I have reviewed the accompanying Statement of Financial Position of Realtyna L.L.C. as of December 31, 2019 and 2018 and the related Statements of Income, Members' Capital and Cash Flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management.  A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

*John A Gacinski CPA*

Roslyn, NY
December 29, 2020

37 PEPPERMILL ROAD, ROSLYN NY 11576
631-813-0772
JAG@GACINSKI.COM/GACINSKI.COM

# REALTYNA L.L.C.

Financial Statements for the

Years Ending December 31, 2019 and 2018

# REALTYNA L.L.C.
## BALANCE SHEET
### As of December 31, 2019 and 2018

| ASSETS | 2019 | 2018 |
|---|---|---|
| Current Assets | | |
| Cash and cash equivalents | $. 7,363 | $ 83,026 |
| Total Current Assets | 7,363 | 83,026 |
| Fixed Assets, net | 200,000 | 250,000 |
| Total Assets | $207,363 | $ 333,026 |

| LIABILITIES AND MEMBERS' CAPITAL | | |
|---|---|---|
| Loans – current portion (see Note 5) | $49,620 | $ 0 |
| Advances from related parties | 165,070 | 165,070 |
| Long-term liabilities – loan (see Note 5) | 7,041 | 0 |
| Total Liabilities | 221,731 | 165,070 |
| MEMBERS' CAPITAL | | |
| Members' equity | 249,200 | 249,200 |
| Accumulated deficit | (263,568) | (81,244) |
| Total Members' Capital | (14,368) | 167,956 |
| Total Liabilities and Members' Capital | $207,363 | $ 333,026 |

See Independent Accountant's Review Report & Notes to the Financial Statements

**REALTYNA L.L.C.**
**STATEMENT OF OPERATIONS**
**For Years Ending December 31, 2019 and 2018**

|  | | 2019 | | 2018 |
|---|---|---|---|---|
| Revenues | $ | 999,699 | $ | 689,411 |
| Cost of revenues | | 857,897 | | 611,011 |
| Gross profit | | 141,802 | | 78,400 |
|  | | | | |
| Operating expenses | | | | |
| General and administrative | | 269,088 | | 71,200 |
| Sales and marketing | | 5,038 | | 0 |
| Depreciation | | 50,000 | | 0 |
| Total operating expenses | | 274,106 | | 71,200 |
|  | | | | |
| Net Income (Loss) | $ | (182,324) | $ | 7,200 |

See Independent Accountant's Review Report & Notes to the Financial Statements

## REALTYNA L.L.C.
## STATEMENT OF MEMBERS' CAPITAL
### For Years Ending December 31, 2019 and 2018

|  | Members' Equity | Accumulated Deficit | Total Members' Capital |
|---|---|---|---|
| Balance as of January 1, 2018 | $ 249,200 | $ (88,444) | $ 160,756 |
| Net Income (Loss) | 0 | 7,200 | 7,200 |
| Balance as of December 31, 2018 | 249,200 | (81,244) | 167,956 |
| Member Distributions | 0 | 0 | 0 |
| Net Income (Loss) | 0 | (182,324) | (183,324) |
| Balance as of December 31, 2019 | $ 249,200 | $ (263,568) | $(14,368) |

See Independent Accountant's Review Report & Notes to the Financial Statements

# REALTYNA L.L.C.
## STATEMENT OF CASH FLOWS
### For Years Ending December 31, 2019 and 2018

|  | 2019 | 2018 |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net Income (Loss) | $ (182,324) | $ 7,200 |
| Adjustments to reconcile net income (loss) | | |
| to net cash provided by operations: | | |
| Depreciation | 50,000 | 0 |
| | | |
| Net cash used in operating activities | (132,304) | 7,200 |
| | | |
| **Cash Flows from Financing Activities** | | |
| Issuance of loans | 117,577 | 0 |
| Repayment of loans | (60,916) | 0 |
| | | |
| Net cash provided by financing activities | 56,661 | 0 |
| | | |
| Net change in cash and cash equivalents | (75,663) | 7,200 |
| | | |
| Cash and cash equivalents at beginning of period | 83,026 | 75,826 |
| Cash and cash equivalents at end of period | $ 7,363 | $ 83,026 |

See Independent Accountant's Review Report & Notes to the Financial Statements

REALTYNA L.L.C.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019

## NOTE 1 – NATURE OF OPERATIONS

Realtyna L.L.C. (the "Company") was registered in Delaware on April 8, 2011. The Company provides software solutions for real estate businesses. The Company's headquarters are in Newark, Delaware. The company began operations in 2011.

Since Inception, the Company has relied on contributions from the owners and the issuance of advances from related parties (see Note 4), and the issuance of loans (see Note 5) to fund its operations. As of December 31, 2019, the Company had negative working capital.. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10) and funds from revenue producing activities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

### Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

### Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

## Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $7,363 and $83,026 of cash on hand, respectively.

## Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five years for the internally developed software.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019.

## Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

## Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

See Independent Accountant's Review Report & Notes to the Financial Statements

**Revenue Recognition**

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with the Company's customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling software solutions for real estate businesses. The Company's payments are generally collected upfront. For years ending December 31, 2019 and 2018 the Company recognized $999,699 and $689,411 in revenue, respectively.

**Accounts Receivable**

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 and 2018, the company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

**Advertising**

The Company expenses advertising costs as they are incurred.

**Recent Accounting Pronouncements**

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on the Company's financial statements.

## NOTE 3 – FIXED ASSETS

Fixed assets consist of internally developed software. As of December 31, 2019 and 2018, the Company had $200,000 and $250,000 in net fixed assets, respectively. The following table shows the details of the fixed assets.

| Fixed Assets | 2019 | 2018 |
|---|---|---|
| Software | $ 250,000 | $ 250,000 |
| Less accumulated depreciation | (50,000) | 0 |
| Fixed Assets, net | $ 200,000 | $ 250,000 |

## NOTE 4 – ADVANCES FROM RELATED PARTIES

From time to time the Company takes advances from members. As of December 31, 2019 and 2018, the balance of the advances from related parties was $165,070. These advances have no interest rate or specified maturity date.

## NOTE 5 – LOANS

In September 2019, the Company entered into an agreement for an advance of $27,000 with a fee of $3,375. The advance is secured by future revenues and was paid of as of December 31, 2019.

In October 2019, the Company entered into an agreement for an advance of $90,577 with a fee of $7,813. The advance is secured by future revenues. The balance of the advance was $56,661 as of December 31, 2019.

Future maturities of the loan are as follows:

| | |
|---|---|
| Year Ending December 31, 2020 | $49,620 |
| Year Ending December 31, 2021 | 7,041 |
| Total | $56,661 |

## NOTE 6 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

## NOTE 7 – MEMBERS' CAPITAL

Member contributions

As of December 31, 2019 and 2018, members of the Company had made contributions totaling $249,200. Member contributions, net of distributions, are accounted for under members' equity,

## NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

## NOTE 9 – SUBSEQUENT EVENTS

**Conversion to Corporation**

See Independent Accountant's Review Report & Notes to the Financial Statements

On May 28, 2020, the Company converted from a limited liability company to a Delaware corporation named Realtyna Inc. The corporation has authorized 100,000 shares of common stock, par value $0.01.

**COVID-19**

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.
Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

**Management's Evaluation**

Management has evaluated subsequent events through December 28, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

# EXHIBIT B

*Offering Page found on Intermediary's Portal.*



# Republic

| | |
|---|---|
| **Company Name** | RealtyFeed |

---

**Logo**



---

**Headline**      A social network for real estate professionals

---

**Hero Image**



---

**Tags**      Female Founders, Social networking, B2C, Apps, Real estate tech, B2B2C, B2B

---

**Pitch text**

## Summary

- A disruptive real estate social network built by Realtyna
- $6.5M+ in revenue to date, profitable for 3 years
- Accelerating user traffic: +86% user growth during the last 12 months
- 58 million property records (and growing) available on Realtyna software
- Bringing AI and machine learning to the real estate arena
- Introducing gamified network for Generation Z real estate professionals

- Partnership with 200+ real estate associations with more than 1.6M members

**Problem**

# "I don't understand how the last generation of real estate pros worked with their boring and difficult tools."

A young real estate agent told us this a couple of years ago. We understood his point. All he wanted was for his work to be efficient and fun. But how was he going to make that happen?



This is similar to the real estate tech tool that he was using:



The generation that grew up with colorful social networks, bubbly games, and innovative communication apps is now entering the real estate industry. They expect the same beauty, simplicity, and fun from the professional products that they use every day, and they simply won't tolerate outdated tools.

**Solution**

# A real estate app for the next generation



**RealtyFeed**, Realtyna's newest product, is an intuitive social network that combines the real estate market and a communication app into one platform to empower real estate professionals everywhere.

We designed our product to be a user-friendly tool that encourages collaboration among all players in the real estate industry—agents, brokers, real estate associations, multiple listing service (MLS) providers, mortgage providers, sellers, and buyers.

RealtyFeed is a hybrid app, a blend of a social network and listing platform that drives leads, grows B2B referrals, and makes B2C sales more flexible.



**A B2B2C real estate market and social network, all on one platform!**

**Real Estate Portals**

trulia
rightmove

**Online Review
Websites for Agents**

**MLS providers**

CRMLS

ARMLS

MIAMI REALTORS

Trustpilot

Zillow

realtor.com

ratemyagent

REALTYFEED

active rain

Danlejer.dk

Linked in

STEPINREALTY
REAL ESTATE

FACEBOOK

QUALITY HOME FINDER

**Social Networks**

**Agents' Websites**

We have strategic partnerships with international real estate associations and a huge network of real estate referrals available to us.



"People are overloaded with information and gamification will be the solution. Through RealtyFeed, information is delivered faster. It is going to change the real estate industry" - Alina Aeby, Global Coordinator for Eastern Europe, Middle East and Africa at National Association of REALTORS®; International Real Estate Federation: FIABCI, VP of Marketing/Networking Committee

**Product**

# Disruptive gamification with successful market validation

RealtyFeed is a **business networking** and **professional lead generation platform** designed to complete the real estate ecosystem with one special aspect included: **gamification**!





**We're an intuitive, all-in-one platform designed to create a fun yet professional environment.**



We offer an online product for real estate professionals that has never been seen before. RealtyFeed creates unique experiences with AI and machine learning-based feeds, analytics, and virtual collaboration tools.

We help build credible profiles for real estate professionals that include a verified and branded page with their listed services and expertise.



RealtyFeed has **3M+ live IDX listings** and offers direct listing features via agents/brokers that are necessary for international real estate markets.

**How can RealtyFeed be successful?** Realtyna's existing products have achieved great traction. We know our customers and market, and our team has a decade of experience in this space as well.

**What is disruptive about RealtyFeed?** We've gamified RealtyFeed, rewarding the top real estate lead collectors and even naming champions. Real estate professionals get trophies and gain new skills—all while they're doing their jobs. They get approvals and ratings from their existing customers, which help them unlock access keys and level up.





## Traction

# 86% increase of user traffic in past 12 months, $6.5M in software sold

Realtyna has seen massive traffic post-COVID—without having launched the RealtyFeed network yet!

We've had **270K+ downloads** of our software and we've maintained a **98.4% customer satisfaction rate**. We've sold more than **$6.5M worth of software** with a **user base growth rate of around 30% per year.** Finally, our platform already has **3.5M+ live listings from 200+ MLS feeds**.

**More than 58 million property listing records** can be found on Realtyna's software.


















**Customers**

# Proven track record with satisfaction rate 4.9 out of 5

Our current clients come from **96 countries**, although our main focus is on the U.S. and Canadian markets, which represent 85%+ of our overall business. We have a proven success rate and a satisfaction rate of **4.9/5** across the board for our products.



### Robert Schott ✓

drphillipshome.com

⭐⭐⭐⭐⭐

After 14 years in business I finally found a website partner that keeps me and my business first. So happy to have found Realtyna! Awesome support and great websites, hosting!





### Sara Fraser ✓

pacificoproperty.com

⭐⭐⭐⭐⭐

I've had the opportunity to work with the Realtyna team both before the purchase and after. The knowledge, patience and due diligence the team has shown in responding to every one of my inquiries as we work through issues wholly unrelated to their product or efforts is outstanding. If you're thinking about purchasing any of Realtyna's products or services, don't hesitate–you won't regret it!





### Jon Kayser ✓

equestriansir.com

⭐⭐⭐⭐⭐

Realtyna has really focused on their customer support over the past several years. I have several real estate sites that I manage and top-notch support on such a heavy plugin is imperative. Kuddos to RealtyNa for kicking it up a notch.





**Business Model**

# Proven success and future growth

The company behind RealtyFeed, **Realtyna**, has been in business for a decade and is profitable. Our existing products are real estate software. We offer a one-time payment for individual products and bundles, all of which come with lifetime licenses and optional renewal for annual support services. These include MLS/IDX integrations and lead generation software.

Our most popular product, **WPL Pro**, is a listing web app. Real estate professionals can use WPL Pro to list their properties on their own website and add other functionality to their platform.



RealtyFeed is a SaaS with a monthly subscription fee. It uses AI and machine learning to provide the best experience for gamified lead generation, social media integration, and search engine optimization.

RealtyFeed will be available first to the 11,000 paid B2B clients currently using Realtyna software. They will receive special access and a badge for joining the RealtyFeed social network.

We also have an iOS and Android app, that acts as a multi-tool in agents' pockets.



**Market**

# $18B real estate software market

We are targeting the quickly growing $18 billion global real estate software market. We plan to target not only the U.S. market (with 1.6 million real estate pros), but also international markets, which contain huge untapped potential for the RealtyFeed professional social network.

In addition, gamification in business has gained momentum in recent years. It's been shown to increase customer interactions and create more positive user experiences. The estimated global market value of gamification is $11.94 billion by 2021.

**Competition**

# The market disruptor to the old-fashioned monopoly

Our main competitor currently has a monopoly on lead generation, but there's a huge opportunity to disrupt the status quo.

We have a clear plan for how to do this and allow for a new platform to successfully compete. Our competitors don't have an innovative collaboration tool and, in our opinion, it will take them too long to develop a similar product while we have a head start.

Our main competitor's new tactic is to compete with their own clients (real estate agents). This has raised a lot of questions in the industry and real estate professionals are ready to move on and find a new, innovative lead generation platform.

| Functions/Platform | RealtyFeed | The Competitor |
|---|---|---|
| Property Listing / Search | ✔ Yes - Through Social Access | ✔ Yes - Search Portal |
| Empowering Agents Online Presence | ✔ Yes - Website and Social Media Type | ✔ Yes - Website Type |
| Collaboration Network for Agents | ✔ Yes | ✖ No |
| International MLS functions | ✔ Yes | ✖ No |
| Affordable B2B Lead Generation | ✔ Yes | ✖ No |
| Gamification | ✔ Yes | ✖ No |
| Easy and Intuitive User Experience | ✔ Yes | ✖ No |

**Vision**

# Simplifying the real estate industry!

Younger generations entering the real estate market are looking for innovative, user-friendly and exciting tech to help grow their businesses. We believe RealtyFeed is the solution, and our vision is to make it as popular as conventional social networks, with a focus on the real estate space.

We want to empower real estate professionals while holding them accountable for their transactions with the clients.

We have extensive plans for the upcoming months. Currently, we are developing our phase 2 features, which include the release of the latest version of our already successful web app. We're targeting our launch into U.S. and Canadian real estate markets for late 2021, and we hope to bring in 10K+ paid users in the U.S. with whom we already have business relations.



# Milestones

| Phase Zero | Phase One | Phase Two | Phase Three |
|---|---|---|---|
| ✔ Done | ✔ Done | ⇄ In Progress | May 2021 – Dec 2021 |
| Technical Decisions | Developing phase 1 feat-set for Web/Mobile Apps | Launching Pilot Program with Georgian National Association of Real Estate (GNARE) | Market Launch: US – Canada |
| Design UI/UX Web/Mobile Apps | 3M Listings Data Feed from 200+ MLS providers | Developing phase 2 feature-set | 10K paid users in the US |
| Requirement Gathering | Alpha Testing & QC | | Developing Phase 3 Features |
| Project Creation on Jira | Releasing Alpha Web/Mobile Apps | Releasing Beta Web/Mobile Apps | Releasing V 1.0 Web/Mobile Apps |

## Investors

# Successfully bootstrapped to date

We've successfully bootstrapped the company over the last 10 years, and today we're profitable. Bootstrapping has kept us growing steadily, but we're now seeking investors to help speed up the pace of our progress so that we can meet today's demands:

**1. COVID-19 has accelerated the need for tech tools more than ever!** The market demand for our new product is wildly increasing, especially during this unprecedented time in the real estate industry. With additional funds, we can develop and launch our product on a quicker timeline.

**2. Users want a disruptive product.** Faster development, better user experience, and a stronger base can make the project wildly successful. We want to innovate and build on our momentum through further investment.

We believe in the democratized investment process of Republic! We want to create a social network that has the power of the crowd to address the challenges that millions of real estate professionals experience everyday.

We are not game-changers. With RealtyFeed, we are **defining the game!** Are you ready to become a part of the community that welcomes Generation Z to the PropTech industry, and defines the future of the real estate industry? Join us today.

## Founders



**Ali Attar** is the CEO and co-founder of Realtyna. He is a visionary and determined self-taught leader who began pursuing his entrepreneurial spirit at the age of 16, when he successfully founded the first satellite-based ISP in his hometown in 1996. He is an inventor and winner of multiple innovation awards.

**Giselle Abadi** is the CTO and co-founder of Realtyna. She is an inventor and holds a B.Sc. in electronics/control systems. She has 20 years of international management experience in the U.S., Europe, and the Middle East. She is a creative, meticulous, and determined leader who leverages her background in engineering, business development and project management in all her entrepreneurial endeavors.

**Team**

| | | | |
|---|---|---|---|
| | Ali Attar | Co-Founder /CEO | 12 years of innovation in Real Estate Technology Inventor in the field of communication protocols / Chairman of International Startups commission - ICC Georgia |
| | Giselle Abadi | Co-Founder /CTO | 12 years of innovation in Real Estate Technology Inventor in the field of communication protocols / Chief Technology Officer of Realtyna and RealtynaFeed / Software Architect of RealtyFeed platform |
| | Dr. Hamid Najafi | Board of Advisory | Stanford Alumni, Ph.D. in Electrical Engineering; 14 patents, 5 more pending; Former General Manager of Invensense International; Co-founder of Broadlink Research Inc. Founder of Wireless Link; CEO of Sensoplex |
| | Alina Aeby | VP of Investor Relations | Global Coordinator for Eastern Europe, Middle East and Africa at National Association of REALTORS® International Real Estate Federation: FIABCI, VP of Marketing/Networking Committee Member of: TAN San Francisco, AREAA, IBREA |
| | Ketevani Tatikiani | Strategic Planner | |
| | Marvin Sanderson | Executive Vice President | 7 years of executive experience in Real Estate Technology and Software / Planning and architecture of Sales and Customer service in Realtyna / Leader of creativity team in Realtyna |
| | Tait Militana | PR Manager | |
| | Mariam Demuria | Executive Director of Industry Relations | 2021 NAR Board of Directors at National Association of REALTORS® Georgian National Association of Real Estate - Chairperson Executive Board Member of Real Estate Brokers Committee in FIABCI - Georgia. |
| | Amy Edler | Head of Training | |

**Perks**

| | |
|---|---|
| **$250** | Mysterious White Access Key Verified profile at RealtyFeed |
| **$500** | Mysterious Yellow Access Key Six months premium membership Verified profile at RealtyFeed |
| **$1,000** | Mysterious Green Access Key Verified profile at RealtyFeed One year premium membership invitation |
| **$2,000** | Mysterious Purple Access Key Verified profile at RealtyFeed Two years premium membership invitation |
| **$5,000** | Mysterious Orange Access Key Verified profile at RealtyFeed Five invitations for annual premium membership One invitation for verified company page Monthly update emails One meeting with one of the founders |
| **$10,000** | Mysterious Blue Access Key Verified profile at RealtyFeed Ten invitations for annual premium membership Two invitations for verified company page Investor Badge Monthly update emails One meeting with one of the founders |
| **$25,000** | Mysterious Brown Access Key Verified profile at RealtyFeed 25 invitations for annual premium membership 3 invitations for verified company page One premium invitation for a real estate association of your choice Monthly update emails Investor Badge Annual meeting with one of the founders |
| **$50,000** | Mysterious Red Access Key Verified profile at RealtyFeed Investor Badge 50 invitations for annual premium membership Five invitations for verified company page Two premium invitation for a real estate association of your choice Monthly update emails Two meetings per year with one of the founders |
| **$100,000** | Mysterious Black Access Key Verified profile at RealtyFeed Investor Badge 100 invitations for annual premium membership Ten invitations for verified company page Five premium invitation for real estate associations of your choice One premium invitation for a real estate authority of your choice Monthly update emails Business lunch with one of the founders in San Francisco/Paris Quarterly meetings with one of the founders |

**FAQ**

| | |
|---|---|
| **Where can I find more information about Realtyna/RealtyFeed?** | https://Realtyna.com/ http://RealtyFeed.com |
| **How do I earn a return?** | We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here. |

# EXHIBIT C

*Form of Security*

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.


**REALTYNA INC.**

**Crowd SAFE**
**(Crowdfunding Simple Agreement for Future Equity)**

**Series 2020**


THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Realtyna Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $20,000,000.

See Section 2 for certain additional defined terms.

1.    *Events*

      (a)    **Equity Financing**.

             (i)    If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another classes issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)     If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)     **Liquidity Event**.

(i)     If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)     If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)     **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)     **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

## 2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i)     CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

> (ii)    Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law.  Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

> (iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.01 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $7,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)　　The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)　　The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)　　The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)　　No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)　　The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)　　The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities

under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h) The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

## 4.  *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder.  This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act.  The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information

necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)     The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)     The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)     The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)     If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)     If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)      The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)      The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

## 5. *Transfer Restrictions*.

(a)      The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)      The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto.  The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)      In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE.  SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)      Without in any way limiting the representations and warranties set forth in <u>Section 4</u> above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in <u>Section 4</u> and the undertaking set out in <u>Section 5(a)</u> and:

(i)      There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)      The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)      The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)      The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

## 6.   *Miscellaneous*

(a)      The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)      Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)      Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid,

addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)      The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)      Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)      In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)      All securities issued under this instrument may be issued in whole or fractional parts.

(h)      All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)      Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Newark, Delaware. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)      The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)     In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $50,000 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice ("**Notice**") including the price and terms thereof of the First Equity Financing consisting of any new equity securities other than Excluded Securities (such Securities other than Excluded Securities the "**New Securities)**. The Investor shall have the right, upon Notice from the Company, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "**Exercise Period**"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction, the numerator of which is the Common Stock (calculated on an as-converted basis) held by the Investor on the date of such Notice (and prior to the issuance) and the denominator of which is the total number of Common Stock (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); provided, however, the denominator shall not include shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company. If all or any portion of the New Securities are not subscribed to by the Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise Period, issue the remaining New Securities to other parties at a price and upon terms not more favorable than those stated in such Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Investor in the manner provided in this clause. Failure by the Investor to exercise its option to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for equity securities in any subsequent offering and issuance. This clause shall not apply to "**Excluded Securities**" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) securities issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000) in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

*(Signature page follows)*

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

**REALTYNA INC.**
By:
Name:  Ali Attar
Title: Chief Executive Officer
Address: 200 Continental Drive, 401, Newark, DE, United States
Email: ali@realtyna.com


**INVESTOR:**
By:
Name:

**Exhibit A – CF Shadow Share Proxy**

**Irrevocable Proxy**

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated \$crowd_safe_date\$ between Realtyna Inc., a Delaware corporation (the "***Company***") and \$investor_name\$ ("***Stockholder***"). In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

**INVESTOR:**                                           **INTERMEDIARY:**

By:                                                     By:
Name:                                                   Name: Authorized Signatory, OpenDeal Portal
                                                        LLC d/b/a Republic
Date                                                    Date

# EXHIBIT D

*Video Transcript*

Hello from RealtyFeed, a global platform for empowering real estate professionals. For far too long, real estate professionals have relied on certain technologies that should be considered outdated. These tools have sometimes even pushed real estate professionals to decide. RealtyFeed as a collaborative social platform seeks to redefine the real estate tech industry, with agents at the center, as they are essential to the real estate ecosystem. At RealtyFeed, we have everyone's interest in mind, including real estate agents and brokers, developers, lenders, real estate associations, and MLS providers. We use machine learning and artificial intelligence as the new empowering tool for the industry. What is so special about RealtyFeed? Relevant feed generation, connecting different real estate professionals in a unique way. Full control over data sharing and privacy. Advanced property search tools. Lead generation for agents. Endorsed and credible online presence. Great group functionalities. Insightful reports and analysis using AI and machine learning. Sign up to be notified when we send out our next invitations.

Everything has started when we talked with one of our young clients. He told us that he can not feel or connect to the existing tools that his brokerage company provided him. He wants some sort of new tools, something that basically he can understand. This was the reason that we designed RealtyFeed social network and gamified the process.

Realtyfeed is a professional social networking platform for the real estate industry, combined with a very powerful and a state of the art property search portal. This combination creates a very unique and rare business model which is called B2B2C. Since RealtyFeed is a disruptive technology behind the scenes we designed a very sophisticated and powerful architecture and also we are using the most recent and advanced technologies that are also very expensive to provide a seamless smooth experience to our users. We designed a system in a way that it can accommodate the whole ecosystem of a real estate industry.

RealtyFeed is a new platform for Generation Z of realtors. They are going to enter the market and set certain criteria for the industry.

They say this is exactly the missing part at this moment in the whole real estate industry.

Wouldn't it be great if there was a platform that could connect and consolidate different professions and professionals under the same umbrella while generating peer-to-peer leads and ultimately end-user leads and that's where Raltyna and RealtyFeed come into play. I think if there is one platform that could give real estate professionals what they need that would be RealtyFeed.